Exhibit 99.1

SPI Energy Rings the Nasdaq Opening Bell

Shanghai, Jan. 19, 2016/PRNewswire/—SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq:SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, began trading today on the Nasdaq Global Select Market under the ticker symbol “SPI”. Chairman Xiaofeng Peng, accompanied by members of SPI Energy’s leadership team, joined with employees, partners and investors to ring the opening bell at Nasdaq MarketSite in New York City to mark the occasion.

SPI Energy was founded in California in 2006 as a PV solution provider specializing in solar power projects. It now maintains global operations in five major markets including North America, Europe, China, Japan and Australia. In January 2015, SPI Energy moved its operating headquarters to Shanghai and began its transition to a green energy Internet company with the launch of Solarbao.com, an innovative e-commerce and investment platform. SPI Energy’s mission is to connect people to create a greener world.

“We are excited to celebrate this milestone with our employees, partners and investors as we embark on our next chapter together,” said Xiaofeng Peng, Chairman of SPI Energy. “Solarbao.com is transforming the way people participate in the green economy and is helping to resolve environmental and air quality issues in China. It is creating a closed-loop solar energy ecosystem from power generation and power storage to power efficiency management in a way that has never been done before.”

Click here to view SPI Energy’s bell ringing at Nasdaq and here to obtain a high-resolution photograph of the Market Open.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

Philip Lisio

Email: phil@thefootegroup.com

China cell: +86 135 0116 6560

Amy Liu

US cell: (800) 548 8767

2